

February 21, 2012

Via E-mail
Gregory A. Risch
Vice President and Interim Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

  Re: **Accuride Corporation**
    Form 10-K for the year ended December 31, 2010
    Filed March 28, 2011
    File No. 001-32483

Dear Mr. Risch:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ David R. Humphrey

      David R. Humphrey
      Accounting Branch Chief